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SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the Date of 28 July 2004

BHP Billiton Limited

ABN 49 004 028 077

180 Lonsdale Street

Melbourne Victoria 3000

Australia

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	X	Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes	No	X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Date	28 July 2004
Number	25/04

BHP BILLITON QUARTERLY REPORT ON EXPLORATION

AND DEVELOPMENT ACTIVITIES

April 2004 - June 2004

This report covers exploration and development activities for the quarter ended 30 June 2004. Unless otherwise stated, BHP Billiton's interest in the projects referred to in this report is 100 per cent, and references to quarters are based on calendar years.

Of the 14 projects that were under construction during the quarter, 12 are within Board approved expenditure limits and are tracking on or ahead of schedule. (Refer to comments on Dendrobium Coal Project on page 3.) The exceptions are Minerva and the ROD Integrated development. The Panda Underground, the Worsley Development Capital and the Escondida Sulphide Leach projects have received Board approval during the quarter.

PETROLEUM DEVELOPMENT

North West Shelf expansion, Australia (BHP Billiton 16.67%, non operated)

Overall progress on the fourth liquefaction processing train is 96 per cent complete. At the end of June the construction phase was nearly complete, with pipe and vessels insulation still to be finished. Commissioning is 90 per cent complete. The second trunkline was commissioned in mid February 2004. The project remains on budget (BHP Billiton's share of capital expenditure is US$247 million).

Mad Dog Development, Gulf of Mexico, USA (BHP Billiton 23.9%, non-operated)

BHP Billiton announced its sanction of the Mad Dog field in February 2002, approving up to US$335 million for the development of this Gulf of Mexico oil and gas field. The sanctioned facility has been designed to produce at a daily rate of 80,000 barrels of crude oil and 40 million cubic feet of natural gas. At the end of June, work on the topsides continued on track with its offshore lift onto the hull, which was successfully installed at its offshore location in February. The project remains on budget and on schedule for targeted first production by the end of 2004.

Greater Angostura Development, Trinidad (BHP Billiton 45%, operated)

In March 2003, BHP Billiton approved US$327 million for the first development phase of the Greater Angostura oil and gas field off the northeast coast of Trinidad. During the quarter, fabrication of onshore facilities continued, including oil storage tanks, pipelines and associated infrastructure. Fabrication/manufacture is complete on the loading buoy, pipeline end manifold and associated anchors, chains and hoses, which have all been received in Trinidad. All four wellhead protector platforms and the jacket for the central processing platform have also been completed and installed offshore. The remaining offshore facilities are being completed and offshore pipeline installation is in progress. The project remains on budget and on schedule for first oil production by the end of 2004.

ROD Integrated Development, Algeria (BHP Billiton 36.04%, joint operating entity comprising BHP Billiton/SONATRACH)

The ROD Integrated Development consists of the development of six satellite oilfields in the Berkine Basin in eastern Algeria. The project will produce 80,000 barrels of Sahara Blend crude oil per day, with associated gas being reinjected into the reservoir together with water to provide pressure support to the reservoir. The development drilling has been concluded and a total of 34 development wells are currently available for production operations. As at the end of June over 6.75 million workhours have been completed at the construction site without a Lost Time Incident. Overall project progress is 93 per cent complete. Lower than planned productivity at the construction site has impacted progress and first oil is now scheduled for fourth quarter 2004. The project is expected to be delivered within the original budget. BHP Billiton's share is US$192 million.

Minerva, Australia (BHP Billiton 90%, operated)

Engineering design on the Minerva development is approaching completion, procurement activities are well advanced and major packages are being delivered to site. On site, foundations and concrete works are almost complete and mechanical and electrical installation activities are underway. All other parts of the Minerva Development are now ready to produce, with the Minerva 3 and 4 wells completed, onshore and offshore flowlines installed, and all tie-ins made from the wellhead through to the gas plant. Initial production is expected in the fourth quarter of 2004, and BHP Billiton's share of capital expenditure is US$150 million.

Caesar/Cleopatra Transportation Systems, Gulf of Mexico, USA (BHP Billiton interest in Caesar pipeline, 25%; interest in Cleopatra pipeline, 22%. Non-operated)

BHP Billiton acquired a 25 per cent interest in the Caesar oil pipeline and a 22 per cent interest in the Cleopatra gas pipeline, which will transport product from the Mad Dog and Atlantis fields to pipelines closer to shore. Construction of the system to the Mad Dog field is complete. During the quarter, risers connecting the hull of the Mad Dog production facility to the Caesar and Cleopatra pipelines were installed. Expenditure of up to US$132 million has been approved by the Board for this project. The project is on budget and on schedule to begin operation with first production at third-party facilities, in advance of first hydrocarbon production from Mad Dog and Atlantis.

Atlantis Development, Gulf of Mexico, USA (BHP Billiton 44%, non-operated)

BHP Billiton completed full capital allocation for the Atlantis project in February 2003. Our share of total project expenditure is US$1.1 billion. The sanctioned facility is designed to produce at a daily rate of up to 150,000 barrels of crude oil and 180 million cubic feet of natural gas. During the quarter, batch setting operations were completed for the initial 15 wells of the development. The hull entered the dry-dock, and the topsides' lower and upper sections for each module were moved to the outdoor erection site for the completion of further work on these facilities. The project remains on budget and on schedule for first production in the third quarter of 2006.

MINERALS DEVELOPMENT

Aluminium

Worsley Alumina Development Capital Projects (DCP), Australia (BHP Billiton 86%)

The Worsley Alumina Development Capital Projects (DCP) was approved in May 2004 for an amount of US$192 million (US$165 million BHP Billiton share). The project will increase alumina production by 250,000 tonnes per annum (215,000 tonnes per annum BHP Billiton share) to a capacity of 3.5 million tonnes per annum (3.01 million tonnes per annum BHP Billiton share). Engineering and procurement activities have commenced. Civil and piling contractors have commenced construction work and are progressing on schedule. Commissioning of DCP is scheduled for the first quarter of 2006.

Base Metals

Escondida Norte, Chile (BHP Billiton 57.5%)

The development of the Escondida Norte pit, located approximately 5 kilometres north of the existing Escondida mining operations, was approved in June 2003. Pre-mine waste stripping continued during the quarter, using both contractor and Escondida equipment, with a third truck-shovel fleet commencing during June 2004. Total material movement in the pre-mine to the end of June 2004 was 47.9 million tonnes. Construction development during the period involved the partial erection of the mine fleet maintenance work shop, commencement of the crusher foundation area and its associated retaining wall, partial construction of the overland conveyor alignment and near completion of the light vehicle access road. Pre-mine development, design and construction activities are currently on track to meet first ore delivery to the crusher in the fourth quarter of 2005. Development costs are estimated at US$400 million (BHP Billiton share US$230 million).

Escondida Sulphide Leach, Chile (BHP Billiton 57.5%)

The Escondida Sulphide Leach project was approved in April 2004. The project will produce 180,000 tonnes (103,500 tonnes BHP Billiton share) of copper cathode per annum, utilising a bacterially assisted leaching process on low-grade run-of-mine ore from both the Escondida and Escondida Norte pits. The resulting solutions will then be treated in conventional solvent extraction and electrowinning plants. Detailed engineering is underway and preliminary site work has started to develop the temporary construction facilities. Development costs are estimated at US$870 million (US$500 million BHP Billiton share) and production is scheduled to begin during the second half of 2006.

Carbon Steel Materials

Dendrobium Coal Project, Australia

The Dendrobium Mine will be a low cost underground longwall operation capable of producing 5.2 Mtpa of raw coal (3.6 Mtpa of clean coal). Board approved capital expenditure is US$170 million. Construction activities associated with the mine surface facilities, ventilation shaft, washery upgrade and Kemira Valley Rail Coal Loading facilities have been completed and successfully commissioned. Construction activities associated with the thermal drier are well underway. The majority of the project's remaining work is related to the underground drivage required to install and commission the longwall. All mining units have passed through the zone where difficult mining conditions had been experienced during the last quarter and are producing at expected rates. A review of project costs is currently underway. We continue to expect longwall commencement in the middle of 2005.

Diamonds and Specialty Products

Panda Underground Project, EKATI Diamond Mine, Canada (BHP Billiton 80%, Operated)

The Panda Underground Project was approved in May 2004. The project is a 2,600 tonnes per day sublevel retreat mine that will deliver approximately 4.6 million tonnes of ore and 4.7 million carats of high value Panda diamonds to the EKATI process plant over a 6 year production life. The project was initiated in July 2003 to fast track its development and prepare for delivery of critical material on the 2004 ice road. Overall project progress is 29 per cent complete. The capital cost for the project is expected to be US$182 million (BHP Billiton share US$146 million), with first ore production on schedule for early 2005.

Stainless Steel Materials

Ravensthorpe Nickel Project, Australia

The Ravensthorpe Nickel Project was approved in March 2004. The project includes the development of a mine, treatment plant and associated infrastructure near Ravensthorpe in Western Australia. The Ravensthorpe processing plant will produce a mixed nickel-cobalt hydroxide intermediate product (MHP). Engineering and procurement are proceeding on schedule including the construction management, autoclaves, acid plant and construction camp contracts. Site activities have commenced at Ravensthorpe. The capital cost for the project is expected to be US$1.05 billion, with the first shipment of MHP from Ravensthorpe expected by the second quarter of 2007.

Yabulu Extension Project, Australia

The Yabulu Extension Project was approved in March 2004. The metal refining section of the QNI Yabulu refinery near Townsville in Queensland is being expanded to process up to 220,000 tonnes of mixed nickel-cobalt hydroxide intermediate product (MHP). This additional processing capacity will increase refinery production to 76 000 tonnes of nickel and 3 500 tonnes of cobalt. Engineering and procurement activities are proceeding on schedule. The capital cost for the project is expected to be US$350 million, with first nickel metal production from the expanded Yabulu refinery expected by late 2007.

PETROLEUM EXPLORATION

Exploration and appraisal wells drilled during the quarter or in the process of drilling as at 30 June 2004.

WELL	LOCATION	BHP BILLITON EQUITY	STATUS
Stybarrow-3/4 side track	Australia, WA-12-R Carnarvon Basin	50% BHP Billiton operator	Plugged and abandoned. Hydrocarbons encountered. See News at BHP Billiton release of 19 July 2004.
Ravensworth-2	Australia, WA-12-R Carnarvon Basin	71% BHP Billiton operator	Plugged and abandoned. Hydrocarbons encountered.
Crosby-2	Australia, WA-12-R Carnarvon Basin	71% BHP Billiton operator	Plugged and abandoned. Hydrocarbons encountered.
Eskdale-2 (Updip)	Australia, WA-255-P Carnavaron Basin	50% BHP Billiton operator	Plugged and abandoned. Hydrocarbons encountered. See News at BHP Billiton release of 19 July 2004.
Stickle-1	Australia, WA-12-R Carnavaron Basin	71% BHP Billiton operator	Plugged and abandoned. Hydrocarbons encountered.
Harrison-1	Australia, WA-12-R Carnavaron Basin	71% BHP Billiton operator	Plugged and abandoned. Hydrocarbons encountered.
Knott-1	Australia, WA-255-P	50% BHP Billiton operator	Plugged and abandoned. Dry Hole. See News at BHP Billiton release of 19 July 2004.
MLA_A6a (Turrum appraisal well drilled from Marlin platform)	Australia, Bass Strait Vic L/3	50% BHP Billiton; Esso Australia operator	Plugged and abandoned. Hydrocarbons encountered.
West Whiptail-1	Australia, Bass Strait, Vic/L10	50% BHP Billiton; Esso Australia operator	Plugged and abandoned. Hydrocarbons encountered.
Neptune-7	Gulf of Mexico, Atwater Valley 618	35% BHP Billiton operator	Encountered a hydrocarbon column with approximately 114 feet of net oil pay. See News at BHP Billiton release of 20 April 2004.
Mad Dog Deep	Gulf of Mexico, Green Canyon 826	23.9% BHP Billiton; BP operator	Temporarily abandoned.
Shenzi-2 & side tracks	Gulf of Mexico, Green Canyon 653	44% BHP Billiton operator	Plugged and abandoned. Encountered hydrocarbon column with approximately 500 feet of net oil pay. See News Release of 12 November 2003.
Shenzi-3	Gulf of Mexico, Green Canyon 653	44% BHP Billiton operator	Drilling ahead.
Kansas-3	Gulf of Mexico, Atwater Valley 288	22% BHP Billiton; Marathon operator	Plugged and abandoned.
Starlifter-1	Gulf of Mexico, West Cameron 77	30.95% BHP Billiton; Newfield operator	Drilling ahead.
Zebra-1	Philippines, SC-41 Sandakan Basin	28.1% BHP Billiton; UNOCAL operator	Plugged and abandoned. Dry Hole.

MINERALS EXPLORATION

The minerals exploration group of BHP Billiton continued to pursue global exploration opportunities for key commodities of interest to the group utilising both the Junior Alliance Program and in-house capabilities.

The bulk sampling programme on the BHP Billiton Qilalugaq property near Repulse Bay, Nunavut, Canada (BHP Billiton 100%), has been completed. Processing of the sample is underway. Diamond drill testing of previously defined targets commenced on time and is on-going. Till sampling, Falcon and Dighem airborne surveys are underway on the remainder of the property to define additional targets.

EXPLORATION EXPENDITURE

During the quarter, BHP Billiton spent US$49 million on minerals exploration, of which US$46 million was expensed, and US$128 million on petroleum exploration, of which US$78 million was expensed.

Further information on BHP Billiton can be found on our Internet site: http://www.bhpbilliton.com

Australia Jane Belcher, Investor Relations Tel: +61 3 9609 3952 Mobile: +61 417 031 653 email: Jane.H.Belcher@bhpbilliton.com	United Kingdom Mark Lidiard, Investor & Media Relations Tel: +44 20 7802 4156 email: Mark.Lidiard@bhpbilliton.com

Tania Price, Media Relations
Tel: +61 3 9609 3815 Mobile: +61 419 152 780
email: Tania.Price@bhpbilliton.com

United States
Francis McAllister, Investor Relations
Tel: +1 713 961 8625 Mobile: +1 713 480 3699
email: Francis.R.McAllister@bhpbilliton.com

Ariane Gentil, Media Relations
Tel: +44 20 7802 4177 Mobile: +44 78 81 51 8715
email: Ariane.Gentil@bhpbilliton.com

South Africa
Michael Campbell, Investor & Media Relations
Tel: +27 11 376 3360 Mobile: +27 82 458 2587
email: Michael.J.Campbell@bhpbilliton.com

BHP Billiton Limited ABN 49 004 028 077 Registered in Australia Registered Office: Level 27, 180 Lonsdale Street Melbourne Victoria 3000 Telephone +61 1300 554 757 Facsimile +61 3 9609 3015	BHP Billiton Plc Registration number 3196209 Registered in England and Wales Registered Office: Neathouse Place London SW1V 1BH United Kingdom Telephone +44 20 7802 4000 Facsimile +44 20 7802 4111

                                                                    The BHP Billiton Group is headquartered in Australia

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP BILLITON LIMITED
/s/ KAREN WOOD
_____________________

Karen Wood
Title: Company Secretary
Date: 28 July 2004